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1.1.1.1.	UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

1.1.2.	SCHEDULE 13D

1.1.2.1.	Under the Securities

Exchange Act of 1934

(Amendment No. ________)*

GILAT SATELLITE NETWORKS LTD.

(Name of Issuer)

Ordinary shares, a value NIS 0.01 per share

(Title of Class of Securities)

M51474100

(CUSIP Number)

...CAROL SHAKED................... From ISRAEL DISCOUNT BANK LTD.
....... Yehuda Halevi Str. Tel-Aviv Israel TL.972-3-5146569
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 14, 2003

Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because ofss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M51474100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ISRAEL DISCOUNT BANK LTD. 13-1953609

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	..........................................................................................................................................

(b)	..........................................................................................................................................

3.	SEC Use Only .....................................................................

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ..................

6.	Citizenship or Place of Organization .....ISRAEL.........................................................

Number of Shares Beneficially Owned by Each Reporting Person With

7.	Sole Voting Power .......................................23,095,304..........................................

8.	Shared Voting Power ......................................................................................................

9.	Sole Dispositive Power.................................23,095,034.................................................

10.	Shared Dispositive Power ...............................................................................................

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,095,304 ORDINARY SHARES

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ...........

13.	Percent of Class Represented by Amount in Row (11) 8.89%

14.	Type of Reporting Person (See Instructions) BK

1.1.2.2.	Instructions for Cover Page

(1)	Names and I.R.S. Identification Numbers of Reporting Persons — Furnish the full legal name of each person for whom the report is filed — i.e., each person required to sign the schedule itself — including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see “SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D” below).

(2)	If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)	The 3rd row is for SEC internal use; please leave blank.

(4)	Classify the source of funds or other consideration used or to be used in making purchases as required to be disclosed pursuant to Item 3 of Schedule 13D and insert the appropriate symbol (or symbols if more than one is necessary) in row (4):

Category of Source Subject Company (Company whose securities are being acquired) Bank Affiliate (of reporting person) Working Capital (of reporting person) Personal Funds (of reporting person) Other	Symbol SC BK AF WC PF OO
(5)	If disclosure of legal proceedings or actions is required pursuant to either Items 2(d) or 2(e) of Schedule 13D, row 5 should be checked.

(6)	Citizenship or Place of Organization — Furnish citizenship if the named reporting person is a natural person. Otherwise, furnish place of organization. (See Item 2 of Schedule 13D.)

(7)-(11),	Aggregate Amount Beneficially Owned by Each Reporting Person, etc.-- Rows (7)

(13)	through (11) inclusive, and (13) are to be completed in accordance with the provisions of Item 5 of Schedule 13D. All percentages are to be rounded off to nearest tenth (one place after decimal point).

(12)	Check if the aggregate amount reported as beneficially owned in row (11) does not include shares which the reporting person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.

(14)	Type of Reporting Person — Please classify each “reporting person” according to the following breakdown and place the appropriate symbol (or symbols, i.e., if more than one is applicable, insert all applicable symbols) on the form:

Category
Broker-Dealer
Bank
Insurance Company
Investment Company
Investment Adviser
Employee Benefit Plan or Endowment Fund
Parent Holding Company/Control Person
Savings Association
Church Plan
Corporation
Partnership
Individual
Other	Symbol BD BK IC IV IA EP HC SA CP CO PN IN OO

Notes:	Attach as many copies of the second part of the cover page as are needed, one reporting person per page.

Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G or 14D-1) by appropriate cross references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as “filed” for purposes of Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.

Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission’s regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b12).

1.1.3.	SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D

Under Sections 13(d) and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.

Disclosure of the information specified in this schedule is mandatory, except for I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

Because of the public nature of the information, the Commission can utilize it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions. I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.

Failure to disclose the information requested by this schedule, except for I.R.S. identification numbers, may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.

1.1.4.	General Instructions

A.	The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

B.	Information contained in exhibits to the statements may be incorporated by reference in answer or partial answer to any item or sub-item of the statement unless it would render such answer misleading, incomplete, unclear or confusing. Material incorporated by reference shall be clearly identified in the reference by page, paragraph, caption or otherwise. An express statement that the specified matter is incorporated by reference shall be made at the particular place in the statement where the information is required. A copy of any information or a copy of the pertinent pages of a document containing such information which is incorporated by reference shall be submitted with this statement as an exhibit and shall be deemed to be filed with the Commission for all purposes of the Act.

C.	If the statement is filed by a general or limited partnership, syndicate, or other group, the information called for by Items 2-6, inclusive, shall be given with respect to (i) each partner of such general partnership; (ii) each partner who is denominated as a general partner or who functions as a general partner of such limited partnership; (iii) each member of such syndicate or group; and (iv) each person controlling such partner or member. If the statement is filed by a corporation or if a person referred to in (i), (ii), (iii) or (iv) of this Instruction is a corporation, the information called for by the above mentioned items shall be given with respect to (a) each executive officer and director of such corporation; (b) each person controlling such corporation; and (c) each executive officer and director of any corporation or other person ultimately in control of such corporation

Item 1.	Security and Issuer

THE SECURITIES TO WHICH THIS STATEMENT RELATES ARE THE ORDINARY SHARES , PAR VALUE NIS PER SHARE OF GILAT SATELLITE NETWORKS LTD ( THE COMPANY).

THE COMPANY PRINCIPAL EXCUTIVE OFFICES ARE AT 21 YEGIA KAPAYM STR. PETACH TIKVA , ISRAEL

Item 2.	Identity and Background

(a)	This statement is filed by Israel Discount Bank Limited ("IDBL"). As of March 14, 2003 the State of Israel owns 57.09% of the equity and voting rights of IDBL and IDB Holding Corporation ("IDBH" owns 12.54% of the equity and voting rights of IDBL. Most of remaining shares are held by the public and traded on the Tel-Aviv Stock Exchange

(b)	The address of the principal office of IDBL is 27 Yehuda Halevi Street. Tel-Aviv65136 Israel

(c)	IDBL is a commercial bank.

The name, citizenship, business address, present principal occupation or employment of each of the executive officers and directors of the reporting person is set forth on Schedule A hereof and incorporated herein by reference.

(d)	Neither IDBL nor, to the best of IDBL’s knowledge, no executive officer or director serving today has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the past five years.

(e)	To the best of IDBL’s knowledge, neither IDBL nor any of its executive officers or directors has, during the last five years, been party to a civil proceeding of a judical or administrative body of competent jurisdiction which as a result of such proceedings was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	IDBL is organized in Israel.

Item 3.	Source and Amount of Funds or Other Consideration

The Bank obtained it’s holdings in the Company as a result of debt restructuring plan (as set forth in the proxy solicitation of the Company dated January 6, 2003) approved by the Israeli District Court of Tel-Aviv.

In the framework of the restructuring plan the Bank received in exchange for a principal amount of $ 40,000,000 of the Company’s 4.25% subordinated convertible Notes due 2005, the following securities of the Company

1)23,095,304 ordinary shares

2) $ 9,9514,742 4% convertible notes due 2012 , wich may be converted into approximatly 10,936,000 ordinary shares after one year

Item 4.	Purpose of Transaction

The transaction is the result of debt restructed under a proposed plan of arrangement which has been presented in a proxy statement issued by the Company.

Under the arrangement IDBL has the right to a representative on the Board of Directors.

Pursuant to the proposed arrangement IDBL may convert $ 9,514,742 convertible notes into approximately 10,936,000.- shares after one year. No decision has been made by IDBL as whether to convert the Notes.

Item5.	Interest in Securities of the Issuer

(a)	IDBL holds 23,095,304 ordinary shares and $ 9,514,742 convertible notes.

(b)	IDBL has the power to vote and dispose of all ordinary shares held .

(c)	N/A

(d)	To the best of IDBL’s knowledge no person is known to have the power to direct the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the ordinary shares.

(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Bank obtained it’s holdings in the Company as a result of debt restructuring plan (as set forth in the proxy solicitation of the Company dated January 6, 2003) approved by the Israeli District Court of Tel-Aviv.

In the framework of the restructuring plan the Bank received in exchange for a principal amount of $ 40,000,000 of the Company’s 4.25% subordinated convertible Notes due 2005, the following securities of the Company

3) 23,095,304 ordinary shares

4)$9,9514,742 4% convertible notes due 2012

IDBL has outstanding performance guarantees in the aggregate amount of $ 13,000,000 to secure the performance by the Company and/or it’s subsidiaries of various projects.

IDBL has agreed to maintain such performance guarantees in the amount of $ 13,300,000 for one year.

Item 7.	Material to Be Filed as Exhibits

The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required by §240.13d-1(k) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to: (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3)the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date

Signature

DAVID PELEG
VICE PRESIDENT

CAROL SHAKED
BUSINESS MANAGER
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

Page 1 of 2 pages

Schedule A

Name	Citizen-	Business Address	Occupation
ship

Arie Mientkavich	Israel	Yehuda Halevi 27	Chairman of the Board of IDBL
Tel-Aviv, Israel
Prof. Zvi Adar	Israel	Tel-Aviv University	Member, Faculty of Management, Tel
		Recanati Building	Aviv University
Tel-Aviv, Israel
Gad Arbel	Israel	Hashalom Street 96	Economic Financial Adviser
Mevasseret Zion, Israel
Nissim Baruch	Israel	Dubnov Street 13	Economic Consultant
Jerusalem, Israel
David Boas	Israel	HaYezira Street 3	Business Consultant
Ramat Gan, Israel
Ittamar Givton	Israel	Dereh Menahem Begin 74	Managing Director, Automotive
		Jerusalem, Israel	Equipment Group
Elie Goldschmidt	Israel	Rothschild Boulevard 73	Manager and Communications
Tel-Aviv, Israel
Willi Itzhaki	Israel	Dizengoff 158	Attorney
Tel-Aviv, Israel
Yehuda Milo	Israel	Yanush Korcak Street 17	Economic Consultant
Raanana, Israel
Dr. Arie Ovadia	Israel	Harav Amiel 10	Economic Consultant and University
		Tel-Aviv, Israel	Lecturer
Tsippi Samet	Israel	Hatavor Street 13/6	General Manager
Mevasseret Zion, Israel
David Schlachet	Israel	Einstein 40	Managing Partner, BIOCOM
		Tel-Aviv, Israel	(Management) Ltd.
Tida Shamir	Israel	Jabotinsky Street 3A	Attorney
Ramat Gan, Israel
Joseph Singer	Israel	HaYezira Street 3	Managing Director, Singer & Even Ltd.
Ramat Gan, Israel
Noga Yatziv	Israel	Arania 23	Secretary, Israel Corporation Ltd.
Tel-Aviv, Israel
Giora Offer	Israel	Yehuda Halevi 27	President & Chief Executive
		Tel-Aviv, Israel	Officer of IDBL
Dr. Amnon Goldschmidt	Israel	Yehuda Halevi 27	Senior Executive
		Tel-Aviv, Israel	Vice President of IDBL
Ronit Abramson Rokach	Israel	Yehuda Halevi 17	Executive Vice President of IDBL
Tel-Aviv, Israel
Nissim Alagem	Israel	Yehuda Halevi 27	Executive Vice President of IDBL
Tel-Aviv, Israel
Joseph Beressi	Israel	Herzl 160	Executive Vice President & Chief
		Tel-Aviv, Israel	Accountant of IDBL
Israel David	Israel	Yehuda Halevi 27	Executive Vice President of IDBL
Tel-Aviv, Israel

Page 2 of 2 pages

Name	Citizen-	Business Address	Occupation
ship

Noam Hanegbi	Israel	Herzl 160	Executive Vice President of IDBL
Tel-Aviv, Israel
Eli Hoter	Israel	Yehuda Halevi 27	Executive Vice President of IDBL
Tel-Aviv, Israel
Dr. Ehud Kaufman	Israel	Yehuda Halevi 27	Executive Vice President of IDBL
Tel-Aviv, Israel
Reuven Spiegel	Israel	Yehuda Halevi 27	Executive Vice President of IDBL
Tel-Aviv, Israel